EXHIBIT 99.1

            AMDOCS LIMITED TO ACQUIRE CLARIFY, A LEADING CRM VENDOR,
                                FOR $200 MILLION

     ACQUISITION POSITIONS AMDOCS AS INDUSTRY LEADER FOR COMMUNICATIONS CRM

     ST. LOUIS--(BUSINESS WIRE)--Oct. 2, 2001--Amdocs Limited (NYSE: DOX), the world's leader in customer care, billing and order management solutions for the communications industry, today announced that it has reached agreement with Nortel Networks (NYSE: NT) to acquire substantially all the assets of the Clarify business (Clarify), a leading provider of Customer Relationship Management (CRM) software to communications companies and other enterprise sectors, for approximately $200 million in cash. This acquisition positions Amdocs as the world's leading provider of CRM to the communications industry and reinforces its leadership in delivering the industry's most comprehensive portfolio of business software applications.

     "The acquisition of Clarify immediately expands our current offerings and market presence in communications CRM," said Avi Naor, President and Chief Executive Officer of Amdocs Management Limited. "The acquisition represents an excellent opportunity for Amdocs, enabling us to immediately leverage the significant potential in the communications CRM market. With our complementary product sets, communications-specific functionality and powerful delivery capabilities, we offer the number one CRM solution for the communications industry."

     The highlights of this acquisition are:

     - The strategic fit of Clarify into the Amdocs family making it the leading provider of best-in-class communications CRM worldwide, a growing market opportunity

     - The transaction will be accretive to cash earnings per share in fiscal year 2002 and thereafter

     -    Clarify brings to Amdocs:

               - A carrier-grade CRM product set with high functionality that complements existing Amdocs CRM products
               -    A highly knowledgeable team of CRM experts
               - A powerful market position based on leading products, an installed base of top tier carriers and a global reputation in the unique communications CRM space

      - Clarify's business will be tightly integrated within Amdocs as part of Amdocs' new CRM division and configured to Amdocs' successful business model that combines service and solutions

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     -    Amdocs will retain its focus on communications, while utilizing a partner-centric approach to ensure continued support to Clarify's enterprise customers

     Naor continued, "The acquisition of Clarify enhances our CRM capabilities in all areas - products, employees, customers and partners. Clarify has an outstanding set of CRM products, with strong communications-specific functionality, which we have already successfully integrated with Amdocs products at leading communications companies. We are retaining seasoned CRM specialists, helping us to accelerate our CRM offering. In addition, Clarify has a strong reputation in the CRM market, as the leading vendor to Tier 1 and Tier 2 communication service providers. Our combined CRM customer base positions Amdocs as the world's most widely-installed communications CRM solution. We also look forward to working closely with Clarify's broad group of partners, such as systems integrators, in continuing to offer Clarify products as a stand-alone offering."

     Naor noted, "For Amdocs, a software company focused on business applications for communications, Clarify's capabilities are integral to our core business. Clarify's products and people will form part of our new CRM division, and will be tightly integrated under the overall Amdocs management structure, R&D program, business strategy and operations. We are very confident that this approach, which we have used successfully in past acquisitions, will enable us to effectively leverage the important assets that Clarify brings to the table. Furthermore, the technological and functional compatibility of our products, together with the similarity of our corporate cultures, provide us with additional assurance that this transition can be completed smoothly and quickly."

     Naor added, "A key component in Amdocs' success has been our disciplined focus on communications. Similarly, in integrating with Clarify, we will be focusing our CRM activities and resources on the communications market. At the same time, we will be true to our heritage of customer commitment by managing our enterprise relationships through our partners who have the focus, knowledge and capabilities to support these sectors. This approach enables us to retain our communications focus, while ensuring continued support for all Clarify customers."

     Naor concluded, "The acquisition also creates significant synergies and business opportunities. The CRM market has considerable potential. This is especially the case at this time in the communications industry, where service providers are very focused on retaining customers. Our enhanced CRM product set enables Amdocs to compete more effectively on communications CRM opportunities. The acquisition also creates reciprocal sales opportunities within the Clarify and Amdocs customer bases. In addition, there are service synergies. While continuing to work closely with partners, we will be applying Amdocs' solution-based business model to our CRM projects. This will help ensure delivery for our CRM customers while also stabilizing revenue flows in this sector."

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     Under the terms of the acquisition, Amdocs will acquire Clarify for approximately $200 million in cash. The transaction will be accounted for by the purchase accounting method and is expected to be accretive to cash earnings per share in fiscal year 2002 and thereafter. As a condition of the sale in Europe, all necessary employee consultation requirements must be also be met. The acquisition, which is expected to close by the end of December 2001, is subject to customary regulatory approvals.

     Amdocs expects to incur a one-time acquisition-related charge in its first fiscal quarter ending December 31, 2001 to account for certain costs relating to the acquisition, primarily the write-off of purchased in-process research and development.

     Morgan Stanley & Co., Incorporated advised Amdocs Limited in this transaction.

AMDOCS LIMITED

     Amdocs is the world's leading provider of CRM, billing and order management solutions to the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of more than 8,450 information systems professionals, Amdocs supports a global customer base. For further information please call Amdocs Investor Relations at 314-212-8328 or visit our web site at www.amdocs.com.

     Amdocs will host a conference call on October 2 at 8 a.m Eastern Daylight Time to discuss this transaction. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

     This news release may contain certain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. The forward-looking information is within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties are described in greater detail in Amdocs' filings with the Securities and Exchange Commission.

CONTACTS:  Amdocs
           Thomas G. O'Brien, 314/212-8328
           info@amdocs.com
             or
           Porter Novelli for Amdocs
           Dan Ginsburg, 917/972-9581
           dginsburg@porternovelli.com